Filed by Merrill Lynch & Co., Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Merrill Lynch & Co., Inc.
(Commission File No. 001-07182)

[Financial Advisor Team Name] Financial Advisor Team

[Group] [Department] [Business Street Address] [City, State Zip Code] [Phone Number]

[Month/Day/Year]

[Name]
[Address]
[City, State, Zip Code]

Dear [Mr.Mrs./Ms. Last Name],

As you may have heard by now, Merrill Lynch agreed to be acquired by Bank of America Corporation on Sunday, September 14. During this tumultuous time in the markets, we wanted to let you know that we think this is a very positive development that will help us to better serve you.

By combining the most powerful consumer bank and the most powerful wealth management firm in the United States, we will have access to an even larger pool of opportunities to help you meet your financial goals. There will be no change in the way that we work together. And, very important to us, we will retain the Merrill Lynch brand, management and platform—and with them our commitment to you.

Merrill Lynch, along with many other financial services firms, has spent the better part of the year facing the challenges posed by the credit markets. We can now put those issues behind us and turn our full attention to what we do best: helping our clients achieve the lives they want.

We also want to assure you that the safety of your assets remains unchanged in accordance with all regulatory guidelines. And our combined balance sheet and capital position will provide an even greater measure of stability.

To be sure, we expect that the heightened market volatility will be with us for some time to come. That is why it is important that we remain in contact during these times, so that we can understand and talk through all the risks and opportunities as they pertain to your financial life.

Rest assured our commitment to you and your goals remains unwavering. We will provide you with more information as it becomes available. In the meantime, please feel free to contact us at any time. Thank you for your ongoing trust in our relationship and, moving forward, with Merrill Lynch Global Wealth Management.

Sincerely,

[Financial Advisor Team Name] Financial Advisor Team

***

In connection with the proposed merger, Bank of America Corporation (“Bank of America”) intends to file with the Securities and Exchange Commission (the “SEC”), along with other relevant documents, a Registration Statement on Form S-4 that will include a joint proxy statement of Bank of America and Merrill Lynch & Co., Inc. (“Merrill Lynch”) that also constitutes a prospectus of Bank of America. Bank of America and Merrill Lynch will mail the joint proxy statement/prospectus to their respective stockholders. Bank of America and Merrill Lynch urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of the joint proxy statement/prospectus and other relevant documents filed or to be filed by Bank of America and Merrill Lynch with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Merrill Lynch’s investor relations website (www.ir.ml.com) under the heading “SEC Filings.”

Neither Bank of America nor Merrill Lynch is currently engaged in a solicitation of proxies from the securityholders of Bank of America or Merrill Lynch in connection with the proposed merger. If a proxy solicitation commences, Bank of America, Merrill Lynch and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation. You can find information about Bank of America’s executive officers and directors in its definitive proxy statement filed with the SEC on March 19, 2008. You can find information about Merrill Lynch’s executive officers and directors in its definitive proxy statement filed with the SEC on March 14, 2008. You can obtain free copies of these documents from Bank of America and Merrill Lynch using the information above.